PART I  REGISTRATN INFORMATION

CORPORATE VISION, INC.
6130 SOUTH MEMORIAL
TULSA, OK 74133

PART II Rules 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense:
(b)The subject annual report on Form 10-K will be filed on or before the fiftenth calander day following the prescribed due date.
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) have not be attached.

PART III
The request for the extention for filing is requested to allow the Accountant's additional time to complete the December 31, 1999 audit.

PART IV

Name and telephone number of person to contact in regard to this notification

(1) Dale W. Ogden  (918) 307-2243
(2) Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange
Act of 1934 or section 30 of the Invenstment
Company Act of 1940 during the preceeding 12 months or for each shorter period that the registrant was required to file shuch report(s) been filed?

              (X) Yes    ( )No
(3)Is it anticipated that nay significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              ( ) Yes    (X) No

CORPORATE VISION, INC.

Keith A. Anderson

President and CEO